SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 1-4582

                            Ralston Purina Company
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            (Exact name of registrant as specified in its charter)


                              Checkerboard Square
                           St. Louis, Missouri 63164
                                (314) 982-1000
                                --------------
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                    7-7/8% Debentures due 2025 (RAL7F25)
                    7-3/4% Debentures due 2015 (RAL7J15)
                    8-5/8% Debentures due 2022 (RAL8B22)
                    8-1/8% Debentures due 2023 (RAL8B23)
                    9.30% Debentures due 2021 (RAL9E21)
                    9-1/4% Debentures due 2009 (RAL9J09)
                                 Common Stock
           (Title of each class of Securities covered by this Form)


                                     None


          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file

Rule 12g-4(a)(1)(i)      [X]       Rule 12h-3(b)(1)(i)      [X]
Rule 12g-4(a)(1)(ii)     [ ]       Rule 12h-3(b)(1)(ii)     [ ]
Rule 12g-4(a)(2)(i)      [ ]       Rule 12h-3(b)(2)(i)      [ ]
Rule 12g-4(a)(2)(ii)     [ ]       Rule 12h-3(b)(2)(ii)     [ ]
                                   Rule 15d-6               [X]

  Approximate number of holders of record as of the certification or notice date:

                            1, 1, 1, 1, 1, 1 and 1

  Pursuant to the requirements of the Securities Exchange Act of 1934 Ralston
   Purina Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: December 12, 2001                 By: /s/ Kristin Adrian
                                            ---------------------------------
                                            Name:  Kristin Adrian
                                            Title: Senior Vice President
                                                   and Secretary